Exhibit 99.10

Transactions since the most recent filing of the Statement*

Trade Date	Amount of Shares Purchased	Weighted Average Price of ($)	Range of Price ($)
March 25, 2015	1,440	$1.45	-
March 26, 2015	1,440	$1.44	-
March 27, 2015	1,440	$1.36	-

*	The purchases were made pursuant to the 1065-1 Plan. The shares may have been purchased in multiple transactions on the open market. The Reporting Persons undertake to provide the Company, any security holder of Company, or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range specified, if any.